UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 02, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Transaction in Own Shares dated 03 April 2023
Exhibit No. 2	Total Voting Rights dated 03 April 2023
Exhibit No. 3	Transaction in Own Shares dated 04 April 2023
Exhibit No. 4	Transaction in Own Shares dated 05 April 2023
Exhibit No. 5	Transaction in Own Shares dated 06 April 2023
Exhibit No. 6	Director/PDMR Shareholding dated 06 April 2023
Exhibit No. 7	Transaction in Own Shares dated 11 April 2023
Exhibit No. 8	Transaction in Own Shares dated 12 April 2023
Exhibit No. 9	Transaction in Own Shares dated 13 April 2023
Exhibit No. 10	Transaction in Own Shares dated 14 April 2023
Exhibit No. 11	Transaction in Own Shares dated 17 April 2023
Exhibit No. 12	Publication of Suppl.Prospcts dated 28 April 2023

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 02, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

3 April 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 16 February 2023:

Date of purchase:	31 March 2023
Number of ordinary shares purchased:	10,048,318
Highest price paid per share:	145.9000p
Lowest price paid per share:	144.6200p
Volume weighted average price paid per share:	145.6354p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,688,028,162 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure 15,688,028,162 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0251V_1-2023-3-31.pdf

Since the commencement of the share buy-back programme announced on 16 February 2023, the Company has purchased 194,423,291 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 141.0964p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 2

3 April 2023

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 March 2023, Barclays PLC's issued share capital consists of 15,688,028,162 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 15,688,028,162 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

4 April 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 16 February 2023:

Date of purchase:	3 April 2023
Number of ordinary shares purchased:	6,398,990
Highest price paid per share:	148.4000p
Lowest price paid per share:	146.7600p
Volume weighted average price paid per share:	148.0647p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,681,757,165 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure 15,681,757,165 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2162V_1-2023-4-3.pdf

Since the commencement of the share buy-back programme announced on 16 February 2023, the Company has purchased 200,822,281 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 141.3184p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 4

5 April 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 16 February 2023:

Date of purchase:	4 April 2023
Number of ordinary shares purchased:	20,732,950
Highest price paid per share:	150.2200p
Lowest price paid per share:	147.0000p
Volume weighted average price paid per share:	148.8805p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,665,003,884 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure 15,665,003,884 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3855V_1-2023-4-4.pdf

Since the commencement of the share buy-back programme announced on 16 February 2023, the Company has purchased 221,555,231 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 142.0261p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 5

6 April 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 16 February 2023:

Date of purchase:	5 April 2023
Number of ordinary shares purchased:	20,747,000
Highest price paid per share:	150.2200p
Lowest price paid per share:	147.5600p
Volume weighted average price paid per share:	149.0300p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,644,354,514 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure 15,644,354,514 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5432V_1-2023-4-5.pdf

Since the commencement of the share buy-back programme announced on 16 February 2023, the Company has purchased 242,302,231 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 142.6258p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 6

6 April 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") of which it was notified on 4 April:

1.   the reinvestment of the full year dividend for 2022 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service, the transaction having taken place on 4 April 2023; and
2.   the reinvestment of the full year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan, the transaction having taken place on 4 April 2023.

The number of Shares received by PDMRs and the transaction price of those Shares are as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2022 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.4912 per Share	6,954
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-04-0
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.4362 per Share	223
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-04-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services (BX)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2022 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.4912 per Share	17,154
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-04-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Interim Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2022 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.4912 per Share	3,233
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-04-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Interim Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.4362 per Share	229
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-04-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.4362 per Share	181
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-04-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.4362 per Share	56
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-04-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.4362 per Share	277
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-04-04
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 7

11 April 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 16 February 2023:

Date of purchase:	6 April 2023
Number of ordinary shares purchased:	20,724,040
Highest price paid per share:	152.0000p
Lowest price paid per share:	148.7400p
Volume weighted average price paid per share:	150.8485p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,623,742,718 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure 15,623,742,718 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7033V_1-2023-4-6.pdf

Since the commencement of the share buy-back programme announced on 16 February 2023, the Company has purchased 263,026,271 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 143.2737p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 8

12 April 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 16 February 2023:

Date of purchase:	11 April 2023
Number of ordinary shares purchased:	22,121,194
Highest price paid per share:	154.0400p
Lowest price paid per share:	152.1600p
Volume weighted average price paid per share:	152.9663p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,605,282,272 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure 15,605,282,272 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8868V_1-2023-4-11.pdf

Since the commencement of the share buy-back programme announced on 16 February 2023, the Company has purchased 285,147,465 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 144.0256p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 9

13 April 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 16 February 2023:

Date of purchase:	12 April 2023
Number of ordinary shares purchased:	22,189,000
Highest price paid per share:	154.5600p
Lowest price paid per share:	152.7400p
Volume weighted average price paid per share:	153.8167p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,583,268,982 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure 15,583,268,982 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0335W_1-2023-4-12.pdf

Since the commencement of the share buy-back programme announced on 16 February 2023, the Company has purchased 307,336,465 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 144.7325p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 10

14 April 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 16 February 2023:

Date of purchase:	13 April 2023
Number of ordinary shares purchased:	21,725,000
Highest price paid per share:	154.5800p
Lowest price paid per share:	152.7400p
Volume weighted average price paid per share:	153.8735p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,561,614,927 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure 15,561,614,927 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1829W_1-2023-4-13.pdf

Since the commencement of the share buy-back programme announced on 16 February 2023, the Company has purchased 329,061,465 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 145.3360p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 11

17 April 2023

Barclays PLC

Transaction in own shares and completion of buy-back

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 16 February 2023:

Date of purchase:	14 April 2023
Number of ordinary shares purchased:	13,980,255
Highest price paid per share:	158.5400p
Lowest price paid per share:	153.1200p
Volume weighted average price paid per share:	155.6142p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,547,705,428 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure 15,547,705,428 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3346W_1-2023-4-14.pdf

The Company announces that, following the purchase of these shares, the share buy-back programme announced on 16 February 2023 has completed. Since the commencement of the buy-back, the Company has repurchased for cancellation 343,041,720 ordinary shares in aggregate at a volume weighted average price of 145.7549p per ordinary share for a total consideration of approximately £500 million.

- ENDS -
For further information, please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 12

Publication of Base Prospectus Supplement

The following base prospectus supplement ("Prospectus Supplement") has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus Supplement No. 1 dated 28 April 2023 to the Base Prospectus dated 7 March 2023 for the Barclays PLC Debt Issuance Programme ("Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9254X_1-2023-4-28.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

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